FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	4Q2011 Earnings Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

	By:	/s/
	Name:	Juan Pedro Santa María
	Title:	General Counsel
Date: February 1, 2012

3

BANCO SANTANDER CHILE

FOURTH QUARTER 2011

EARNINGS REPORT

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

In 2011, Santander Chile’s ROE reached 23.0% with an efficiency ratio of 38.4%

In 2011 (12M11), Net income attributable to shareholders1 totaled Ch$435,084 million (Ch$2.31 per share and US$4.60/ADR2) and decreased 8.8% compared to net income achieved in 2010. ROE reached 23.0% in 12M11, among the highest returns in the Chilean financial system. The Efficiency ratio in 12M11 reached 38.4%, one of the best in Chile.

4Q11: Net income up 35.9% QoQ, driven by solid operating trends

In 4Q11, Net income attributable to shareholders totaled Ch$102,121 million (Ch$0.54 per share and US$1.08/ADR). Compared to 3Q11 (from now on QoQ) Net income increased 35.9%. Compared to 4Q10 (from now on YoY) net income increased 8.8%. During the quarter, the Bank saw an important QoQ improvement in margins and profitability. Gross income net of provisions and costs, a good proxy for recurrent earnings growth, increased 27.1% QoQ and 24.6% YoY in 4Q11. ROE in the quarter reached 20.8% compared to 15.8% in 3Q11.

(Ch$ million)	4Q11	YoY Chg.	QoQ Chg.
Net interest income	264,146	13.9%	13.8%
Provision expense*	(86,607)	(13.8)%	(4.2)%
Net interest income, net of provisions	177,539	35.1%	25.3%
Fee income	68,406	(1.8)%	3.7%
Financial transactions	15,927	(19.0)%	(30.8)%
Operating expenses	(131,815)	13.3%	2.7%
Gross income, net of provisions & costs	130,057	24.6%	27.1%
Other operating and non-operating income, net**	(27,936)	166.8%	2.8%

Net income attributable to shareholders	102,121	8.8%	35.9%

**Includes other operating income and expenses and non-operating items

Our outlook for Chile in 2012 continues to be positive, with GDP expected to grow between 3.8 - 4.0% and inflation to be close to 2.8%. Nonetheless, the Bank has been taking actions on 4 main points during the second half of 2011 in order to maintain sustainable levels of high profitability and efficiency in 2012 even if the external situation has a larger impact on this central scenario: (i) selective loan growth and spreads, (ii) prudent risk policies, (iii) high liquidity, and (iv) strong capital.

1 The results in this report are unaudited and are reported according to Chilean Bank GAAP.

2 Earnings per ADR was calculated using the Observed Exchange Rate of Ch$521.46 per US$ as of December 31, 2011.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

I. Net interest margin reached 5.3%, increasing 70bp QoQ

The Bank’s Net interest margin reached 5.3% in 4Q11, increasing 70 basis points compared to the net interest margin reached in 3Q11. Net interest income increased 13.8% QoQ and 13.9% YoY in 4Q11. The higher quarterly Net interest income and NIM was mainly due to higher inflation rates in the quarter, since the Bank has more assets than liabilities linked to inflation. Inflation, measured as the variation of the Unidad de Fomento (an inflation indexed currency unit), increased 1.28% in 4Q11 compared to 0.56% in 3Q11 and 0.54% in 4Q10. Higher loan spreads (excluding the impacts of mismatches in inflation indexed assets and liabilities) also helped to boost the Bank’s NIM in the quarter. Loan spreads in the quarter went up following the stricter pricing policy implemented in 3Q11 by the Bank.

Selective loan growth led by lending to individuals and SMEs

In 4Q11, total loans decreased 1.9% QoQ and increased 10.8% YoY. The Bank has been following a more selective approach to loan growth in recent quarters. In the quarter, the Bank focused on expanding its higher yielding credit card loan portfolio that increased 1.6% QoQ and 15.9% YoY. Lending to SMEs led growth in the loan book and expanded 1.5% QoQ (7.8% YoY), reflecting the Bank’s consistent focus on this expanding segment. Relatively low yielding corporate loans decreased 18.5% QoQ.

II. Lower provision expense in the quarter and a stable evolution of the Bank’s Risk Index

Provision for loan losses in the quarter decreased 4.2% QoQ and 13.8% YoY. For the full year, net provision expense increased 0% compared to a 10.8% rise in loans. In addition, during the quarter, the Bank upgraded its provisioning model for loans to SMEs (See Annex 1). This signified a one-time charge of Ch$16bn in 4Q11. This concluded the process started in 2010 of overhauling our retail banking credit risk models. This should permit the credit risk areas to increase feedback regarding potential growth opportunities to commercial teams and allow the Bank to allocate capital more efficiently among business segments.

The Risk Index, which measures the percentage of loans for which the Bank must set aside loan loss allowances, based on our internal models and Superintendency of Banks guidelines, remained stable at approximately 3% throughout 2011 (3.02% in 4Q11). The Bank’s Non-performing loans ratio (NPL) increased from 2.8% in 3Q10 to 3.0% in 4Q11. This was mainly due to the fall in large corporate loans and higher growth of the Banks’ retail activities. The Coverage ratio of total NPLs (loan loss allowances over non-performing loans) reached 102.4% as of December 2011.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

III. Solid growth of core deposits in the quarter

Customer funds (deposits + mutual funds) decreased 2.8% QoQ and increased 10.8% in the year. Core deposits (deposits from non-institutional clients) increased 2.8% QoQ and 29.2% YoY. As of December 2011, core deposits represented 74.6% of our total deposits compared to 67.0% as of December 2010. Our strategy of focusing on liquidity and core deposits in 2011 has resulted in an improved funding mix. The Bank’s loan to deposit ratio (measured as loans minus marketable securities that fund mortgage portfolio over total deposits) improved to 95.4% as of December 2011 compared to 99.8% as December 2010.

IV. Core capital at 11.0% in 4Q11, increasing 80bp QoQ

Shareholders’ equity totaled Ch$2,001,222 million (US$3.8 billion) as of December 2011. The Bank’s BIS ratio reached 14.73% as of December 31, 2011 compared to 13.94% as of September 2011 and 14.52% as of December 2010. The Bank’s core capital ratio reached 11.0% as of December 2011 compared to 10.2% at the end of 3Q11 and 10.6% in December 2010. Voting common shareholders’ equity is the sole component of our Tier I capital.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Net interest income	264,146	232,057	231,865	13.9%	13.8%
Fee income	68,406	65,991	69,637	(1.8)%	3.7%
Core revenues	332,552	298,048	301,502	10.3%	11.6%
Financial transactions, net	15,927	23,001	19,661	(19.0)%	(30.8)%
Provision expense	(86,607)	(90,372)	(100,441)	(13.8)%	(4.2)%
Operating expenses	(131,815)	(128,356)	(116,380)	13.3%	2.7%
Operating income, net of provisions and costs	130,057	102,321	104,342	24.6%	27.1%
Other operating & Non-op. Income	(27,936)	(27,168)	(10,470)	166.8%	2.8%
Net income attributable to shareholders	102,121	75,153	93,872	8.8%	35.9%
Net income/share (Ch$)	0.54	0.40	0.50	8.8%	35.9%
Net income/ADR (US$)[1]	1.08	0.80	1.11	(2.3)%	34.2%
Total loans	17,347,093	17,680,356	15,657,556	10.8%	(1.9)%
Deposits	13,334,930	13,892,003	11,495,191	16.0%	(4.0)%
Shareholders’ equity	2,001,222	1,927,498	1,831,798	9.2%	3.8%
Net interest margin	5.3%	4.6%	5.4%
Efficiency ratio	38.5%	41.3%	35.1%
Return on average equity[2]	20.8%	15.8%	20.8%
NPL / Total loans[3]	2.95%	2.81%	2.66%
Coverage NPLs	102.4%	104.8%	115.6%
Risk Index[4]	3.02%	2.94%	3.08%
PDLs/ Total loans[5]	1.37%	1.27%	1.32%
Coverage PDLs	220.43%	232.45%	233.10%
BIS ratio	14.73%	13.94%	14.52%
Branches	499	494	504
ATMs	1,920	1,892	2,018
Employees	11,566	11,706	11,001
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$521.46 per US$ as of December 31, 2011.
2.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
3.	NPLs: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	PDLs: Past due loans; all loan installments that are more than 90 days overdue.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Selective loan growth led by an increase in lending to individuals and SMEs

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-11	Sep-11	Dec-10	Dec. 11 / 10	Dec. 11 / Sept. 11
Total loans to individuals1	9,287,585	9,187,526	8,407,416	10.5%	1.1%
Consumer loans	2,943,846	2,925,659	2,700,791	9.0%	0.6%
Residential mortgage loans	5,115,663	5,016,419	4,651,136	10.0%	2.0%
SMEs	2,560,736	2,522,698	2,375,192	7.8%	1.5%
Total retail lending	11,848,321	11,710,224	10,782,608	9.9%	1.2%
Institutional lending	355,199	351,644	331,153	7.3%	1.0%
Middle-Market & Real estate	3,650,709	3,731,980	3,288,107	11.0%	-2.2%
Corporate	1,494,752	1,905,005	1,293,305	15.6%	-21.5%
Total loans 2	17,347,094	17,680,356	15,657,556	10.8%	-1.9%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 4Q11, total loans decreased 1.9% QoQ and increased 10.8% YoY. The Bank has been following a more selective approach to loan growth given the market uncertainty while continuing to focus on high yielding retail lending activities.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased of 1.1% QoQ in 4Q11 and 10.5% YoY. By product, consumer loans increased 0.6% QoQ and 9.0% YoY. In the quarter, the Bank focused on expanding its higher yielding credit card loan portfolio that increased 1.6% QoQ and 15.9% YoY. Installment loans were flat QoQ. Residential mortgage loans increased 2.0% QoQ (10.0% YoY), as long-term rates remained attractive and demand for purchasing homes continued to rise.

Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) led growth in the loan book and expanded 1.5% QoQ (7.8% YoY), reflecting the Bank’s consistent focus on this expanding segment.

Lending in the middle market (companies with annual sales between Ch$1,200 million and Ch$10.000 million per year) and Corporate lending (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), contracted as a result of the Bank’s focus on higher yielding businesses, especially non-lending activities, with our corporate customers. This in line with our objective of higher ROEs going forward.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

FUNDING

Core deposits grow 2.8% QoQ and 29.2% YoY

Funding	Quarter ended,			% Change
(Ch$ million)	Dec-11	Sep-11	Dec-10	Dec. 11 / 10	Dec. 11 / Sept. 11
Demand deposits	4,413,815	4,496,757	4,236,434	4.2%	(1.8)%
Time deposits	8,921,114	9,395,246	7,258,757	22.9%	(5.0)%
Total deposits	13,334,929	13,892,003	11,495,191	16.0%	(4.0)%
Mutual funds (off-balance sheet)	2,940,567	2,852,379	3,188,151	(7.8)%	3.1%
Total customer funds	16,275,496	16,744,382	14,683,342	10.8%	(2.8)%
Loans to deposits[1]	95.4%	94.8%	99.8%

1. (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) decreased 2.8% QoQ and increased 10.8% in the year. During 4Q11, local market rate for deposits increased as some of our competitors increased their liquidity buffers in light of the financial situation in Europe. As explained in our 3Q11 Earnings Report, Santander Chile had previously increased its own structural liquidity, thus allowing it to avoid paying higher deposit rates to institutional investors in the quarter. In fact, the Bank in December bought back in the secondary market approximately US$400 million of its own deposits given our solid liquidity position. This explains largely the fall in time deposits seen in 4Q11. On the other hand, Core deposits, which are deposits from non-institutional sources and, therefore, a cheaper and more stable funding source, continued to rise. Core deposits increased 2.8% QoQ and 29.2% YoY. As of December 2011, core deposits represented 74.6% of our total deposits compared to 67.0% as of December 2010. This should also have a positive impact on funding costs going forward.

This strategy of focusing on liquidity and core deposits in 2011 has resulted in an improved funding mix. The Bank’s loan to deposit ratio (measured as loans minus marketable securities that fund mortgage portfolio over total deposits) improved to 95.4% as of December 2011 compared to 99.8% as December 2010.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital at 11.0%. ROAE in 2011 reached 23.0%

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Dec-11	Sep-11	Dec-10	Dec. 11 / 10	Dec. 11 / Sept. 11
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,539	51,539	51,539	0.0%	0.0%
Valuation adjustment	2,832	593	(5,180)	(154.7)%	377.5%
Retained Earnings:	1,055,548	984,063	894,136	18.1%	7.3%
Retained earnings prior periods	750,989	750,989	560,128	34.1%	0.0%
Income for the period	435,084	332,963	477,155	(8.8)%	30.7%
Provision for mandatory dividend	(130,525)	(99,889)	(143,147)	(8.8)%	30.7%
Equity attributable to shareholders	2,001,222	1,927,498	1,831,798	9.2%	3.8%
Non-controlling interest	33,801	32,293	31,809	6.3%	4.7%
Total Equity	2,035,023	1,959,791	1,863,607	9.2%	3.8%
Quarterly ROAE	20.8%	15.8%	20.8%

Shareholders’ equity totaled Ch$2,001,222 million (US$3.8 billion) as of December 2011. ROAE in 2011 reached 23.0%. During 2011, the Bank implemented a series of measures to boost core capital ratios by optimizing risk-weighted assets. As a result, the BIS ratio reached 14.73% as of December 31, 2011 compared to 13.94% as of September 2011 and 14.52% as of December 2010. The Bank’s core capital ratio reached 11.0% as of December 2011 compared to 10.2% at the end of 3Q11 and 10.6% in December 2010. Voting common shareholders’ equity is the sole component of our Tier I capital.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Dec-11	Sep-11	Dec-10	Dec. 11 / 10	Dec. 11 / Sept. 11
Tier I (Core Capital)	2,001,222	1,927,498	1,831,798	9.2%	3.8%
Tier II	686,171	715,184	672,099	2.1%	(4.1)%
Regulatory capital	2,687,393	2,642,682	2,503,898	7.3%	1.7%
Risk weighted assets	18,243,142	18,954,146	17,245,265	5.8%	(3.8)%
Tier I (Core capital) ratio	11.0%	10.2%	10.6%
BIS ratio	14.73%	13.94%	14.52%

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest margin reaches 5.3% in the quarter due to higher inflation and loan spreads

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Interest income	497,457	420,729	367,381	35.4%	18.2%
Interest expense	(233,311)	(188,672)	(135,516)	72.2%	23.7%
Net interest income	264,146	232,057	231,865	13.9%	13.8%
Average interest-earning assets	19,836,214	20,068,323	17,176,435	15.5%	(1.2)%
Average loans	17,494,801	17,460,992	15,470,132	13.1%	0.2%
Interest earning asset yield[1]	10.0%	8.4%	8.6%
Cost of funds[2]	5.0%	4.4%	3.2%
Net interest margin (NIM)[3]	5.3%	4.6%	5.4%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	32.0%	31.3%	34.1%
Quarterly inflation rate[4]	1.28%	0.56%	0.54%
Central Bank reference rate	5.25%	5.25%	3.25%
Avg. 10 year Central Bank yield (real)	2.61%	2.63%	3.01%

1. Interest income divided by interest earning assets.

2. Interest expense divided by interest bearing liabilities + demand deposits.

3. Net interest income divided by average interest earning assets annualized.

4. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q11, Net interest income increased 13.8% QoQ and 13.9% YoY. The Net interest margin (NIM) in 4Q11 reached 5.3% compared to 4.6% in 3Q11 and 5.4% in 4Q11. The higher Net interest income and NIM was mainly due to higher inflation rates in the quarter, since the Bank has more assets than liabilities linked to inflation. Inflation, measured as the variation of the Unidad de Fomento (an inflation indexed currency unit), increased 1.28% in 4Q11 compared to 0.56% in 3Q11 and 0.54% in 4Q10. For every 100 bp change in inflation, net interest income varies by approximately Ch$25 billion. Higher loan spreads (excluding the impacts of mismatches in inflation indexed assets and liabilities) also helped to boost the Bank’s NIM in the quarter. Loan spreads began to rise in 3Q11 as the Bank implemented a stricter pricing policy in light of a potential deterioration of economic conditions. This should also help to sustain or improve margins in coming quarters.

Funding costs have also stabilized. Throughout 2011, the Bank’s funding costs have been negatively affected by rising short-term interest rates. The Bank’s liabilities have a shorter duration than assets and, therefore, re-price more quickly in a rising interest rate environment. This has increased funding costs as reflected in the 72.2% YoY rise in interest expense in 4Q11. In order to minimize this impact, the Bank in 2011 has focused its funding strategy on core deposits (See Funding). The Central Bank has also paused the tightening of its monetary policy and in 2012, rates are expected to decline.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In 2012, the evolution of margins will depend on various factors. On the one hand, the Bank will continue to focus on profitability over loan market share in order to support loans spreads. Loan growth in Individuals and SMEs is expected to be sound in 2012 and to outpace other lower yielding asset growth. Funding costs should continue to stabilize or eventually fall in line with the outlook for short-term interest rates. On the other hand, the uncertain evolution of inflation and the negative effects of possible regulations regarding maximum rates that can be charged on loans may have a negative impact on margins.

PROVISION FOR LOAN LOSSES

Provision expense decreases 4.2% QoQ

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Gross provisions	(9,548)	(18,628)	(51,550)	(81.5)%	(48.7)%
Charge-offs	(96,866)	(77,466)	(55,815)	73.5%	25.0%
Gross provisions and charge-offs	(106,414)	(96,094)	(107,365)	(0.9)%	10.7%
Loan loss recoveries	19,806	5,722	6,924	186.1%	246.1%
Net provisions for loan losses[1]	(86,607)	(90,372)	(100,441)	(13.8)%	(4.2)%
Total loans[2]	17,347,094	17,680,356	15,657,556	10.8%	(1.9)%
Loan loss allowances[1]	523,687	520,566	481,581	8.7%	0.6%
Non-performing loans3 (NPLs)	511,357	496,786	416,739	22.7%	2.9%
Risk Index4	3.02%	2.94%	3.08%
NPL / Total loans	2.95%	2.81%	2.66%
Coverage ratio of NPLs[5]	102.4%	104.8%	115.6%
1.	4Q10 provision expense includes Ch$ 39,800 million in additional provisions for large commercial loans recognized as a result of a regulatory change passed in 4Q10. In said quarter, these provisions were recognized as Other operating expense and were reclassified to Provisions for loan losses as required by the Superintendency of Banks.
2.	Excludes interbank loans.
3.	NPLs: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Loan loss allowances / NPLs.

Provision for loan losses in the quarter decreased 4.2% QoQ and 13.8% YoY. For the full year, net provision expense increased 0% compared to a 10.8% rise in loans. In 4Q11, the Bank set aside a further Ch$1,600 million in provisions for La Polar. Our total exposure is Ch$6.6 billion. In the quarter, the Bank recognized an extraordinary recovery of Ch$15bn from our mortgage portfolio.

In addition, during the quarter, the Bank upgraded its provisioning model for loans to SMEs (See Annex 1). This signified a one-time charge of Ch$16.6 billion in 4Q11. This concluded the process started in 2010 of overhauling our retail banking credit risk models. Now all retail loans are provisioned using statistical models that assign provisions to all clients performing or non-performing based on historical loss levels. The majority of the additional provisions recognized because of these changes were provisions for the performing portion of our retail loan book. This should allow the Bank to respond more quickly to clients, while pricing more accurately credit risk levels. This should also permit the credit risk areas to increase feedback regarding potential growth opportunities to commercial teams and to allocate capital more efficiently. In total, in 2011 the Bank recognized Ch$32 billion in one-time provision expenses directly related to the changes in provisioning models to mortgage loans (3Q11) and SMEs (4Q11).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

For large corporate loans, it is also important to point out that the Bank recognized Ch$39.8 billion in additional provisions in 4Q10 due to regulatory changes adopted by the Superintendency of Banks (SBIF) in that quarter.

As a result, Santander Chile has continuously improved the coverage ratios of NPLs, since 2009.

1)	B1 Regulation: Required banks to set aside loan loss allowances for unused credit card lines and lines of credit
2)	B3 Regulation: Modified the loan loss allowance regulations for large corporate loans analyzed on an individual basis

The Risk Index, which measures the percentage of loans for which the Bank must set aside loan loss allowances, based on our internal models and Superintendency of Banks guidelines, remained stable at approximately 3% throughout 2011 (3.02% in 4Q11). The Bank’s Non-performing loans ratio (NPL) increased from 2.81% in 3Q11 to 2.95% in 4Q11. This was mainly due to the fall in large corporate loans and higher growth of the Banks’ retail activities. The Coverage ratio of total NPLs (loan loss allowances over non-performing loans) reached 102.4% as of December 2011.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

NET FEE INCOME

Fee income rebounds with higher retail activity and cross-selling

Fee Income	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Collection fees	15,416	14,684	16,764	(8.0)%	5.0%
Credit, debit & ATM card fees	14,276	14,383	14,677	(2.7)%	(0.7)%
Insurance brokerage	7,722	7,955	10,032	(23.0)%	(2.9)%
Asset management	7,690	8,796	10,841	(29.1)%	(12.6)%
Checking accounts	7,365	7,256	6,879	7.1%	1.5%
Guarantees and other contingent operations	6,539	6,335	5,501	18.9%	3.2%
Lines of credit	2,739	2,764	3,394	(19.3)%	(0.9)%
Fees from brokerage and custody of securities	2,193	2,469	2,698	(18.7)%	(11.2)%
Other Fees	4,466	1,349	-1,149	-%	231.1%
Total fees	68,406	65,991	69,637	(1.8)%	3.7%

Net fee income was up 3.7% QoQ and decreased 1.8% YoY in 4Q11. The main reason for the QoQ increase was the 5.0% QoQ rise in collection fees, which is directly related to loan-related insurance premiums, as mortgage lending accelerated in the quarter. The Bank’s client base, especially cross-sold clients continued to grow at a solid pace. The amount of cross-sold clients increased 12.2% in 2011. Checking account fees increased 1.5% QoQ as the Bank continues to increase its client base and number of checking accounts. Total credit cards increased 9.8% and credit card purchases increased 17.8% YoY. Credit card fees were down QoQ due to a rise in credit card expenses paid to the credit card processors. Gross fees from credit cards were up 5.5% QoQ led by a 14.8% QoQ increase in merchant discount fees.

Finally, in the quarter the Bank recognized approximately US$3 million in fees from brokerage, custody and other advisory services from the 7.8% of the shares of the Bank in a secondary offering in which our local stock broker participated.

This was offset by the decrease in asset management fees that decreased 12.6% QoQ and 29.1% YoY in 4Q11. This was mainly due to weaker markets that have negatively affected fees from our equity mutual funds.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client treasury services

Results from Financial Transactions*	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Net income from financial operations	17,322	102,133	(13,191)	—%	(83.0)%
Foreign exchange profit (loss), net	(1,395)	(79,132)	32,852	—%	(98.2)%
Net results from financial transactions	15,927	23,001	19,661	(19.0)%	(30.8)%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$15,927 million in 4Q11, a decrease of 20.9% QoQ and an increase of 5.9% YoY. In order to comprehend more clearly these line items, we present them by business area in the table below.

Results from Financial Transactions	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Santander Global Connect[1]	15,281	16,259	13,585	12.5%	(6.0)%
Market-making	5,931	4,958	1,560	280.2%	19.6%
Client treasury services	21,212	21,217	15,145	40.1%	(0.0)%
Non-client treasury services	(5,286)	1,784	4,516	—%	—%
Net results from financial transactions	15,927	23,001	19,661	(19.0)%	(30.8)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services, which totaled Ch$21,212 million in 4Q11, were flat QoQ and increased 40.1% YoY. This was mainly due to an increase in client treasury services with corporate clients and reflects our focus on higher yielding non-lending products in this business segment.

The Bank recognized a Ch$5,286 million loss from Non-client treasury services in the quarter. This was mainly due to a Ch$11 billion one-time charge related to the change in valuation methodology of derivatives, which now includes an estimate of counterparty credit risk. This regulatory change negatively affected our non-client treasury income.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

OPERATING EXPENSES AND EFFICIENCY

Operating expenses growth driven by investment projects

Operating Expenses	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Personnel salaries and expenses	(73,233)	(73,884)	(65,344)	12.1%	(0.9)%
Administrative expenses	(44,747)	(41,041)	(37,600)	19.0%	9.0%
Depreciation and amortization	(13,828)	(13,354)	(13,176)	4.9%	3.5%
Impairment	(7)	(77)	(260)	(97.3)%	(90.9)%
Operating expenses	(131,815)	(128,356)	(116,380)	13.3%	2.7%
Efficiency ratio[1]	38.5%	41.3%	35.1%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 4Q11 increased 2.7% QoQ and 13.3% YoY. The Efficiency ratio improved in the quarter to 38.5% in 4Q11 compared to 41.3% in 3Q11. Personnel expenses decreased 0.9% QoQ as headcount decreased 1.2% QoQ. As of December 31, 2011, headcount totaled 11,566 employees. The 12.1% YoY increase in personnel expenses in the quarter was mainly due to higher salary expenses as headcount increased 5.1% in the year.

Administrative expenses increased 9.0% QoQ and 19.0% YoY as the Bank continued with its projects of investing in a new Client Relationship Management system and other IT projects to enhance productivity in future periods. These projects should drive revenue growth going forward while increasing productivity. The Bank also opened 5 branches and 28 ATMs in the quarter.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
Other operating income	19,047	2,194	20,042	(5.0)%	768.1%
Other operating expenses	(24,989)	(12,156)	(9,403)	165.8%	105.6%
Other operating income, net	(5,942)	(9,962)	10,639	—%	(40.4)%
Income from investments in other companies	467	546	(4)	—%	(14.5)%
Income tax expense	(20,907)	(16,629)	(18,927)	10.5%	25.7%
Income tax rate	16.8%	17.9%	16.5%

Other operating income, net, totaled Ch$-5,942 million in 4Q11. The lower loss compared to 3Q11 was mainly due to Ch$11.1 billion gain recognized from the sale of 8 branches in the quarter. This gain was partially offset by higher charge-off of fixed assets and higher provisions for non-credit contingencies recognized as other operating expenses.

The higher income tax expense was mainly due to the higher net income before taxes. This was partially offset by the higher CPI inflation rate in the quarter, which increased the tax loss recognized from the price level restatement of the Bank’s capital. The statutory corporate tax rate should decline to 18.5% in 2012 and to 17% in 2013. However, there are discussions in Congress to maintain the tax rate at 20%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. S&P and Fitch both placed the Bank’s ratings on Credit watch negative in December 2011, following a similar action on our controlling shareholder, Banco Santander.

Moody’s (Outlook stable)	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s (Credit watch negative)	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch (Credit watch negative)	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Stable	Stable

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

SECTION 5: SHARE PERFORMANCE

As of December 2011

ADR price (US$) 12M11
12/31/11:	85.00
Maximum (12M11):	96.44
Minimum (12M11):	62.69

Market Capitalization: US$13,730 million

P/E 12 month trailing*:	17.5
P/BV (12/31/11)**:	3.80
Dividend yield***:	3.7%

*     Price as of Dec. 31, 2011 / 12mth. earnings

**   Price as of Dec. 31, 2011 / Book value as of 12/31/11

*** Based on closing price on record date of last dividend payment.

Local share price (Ch$) 12M11
12/31/11:	40.32
Maximum (12M11):	43.65
Minimum (12M11):	31.94

Dividends:

Year paid	Ch$/share	% of previous year earnings
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

ANNEX 1: NEW PROVISIONING MODEL FOR COMMERCIAL LOANS ANALYZED ON A GROUP BASIS

As of November 2011, the estimated incurred loss for all commercial loans that were analyzed on a group basis (the majority of SMEs and approximately 9% of the Bank’s loan book) is now obtained by multiplying all risk factors defined in the following equation:

EIL	=	EXP X PNP x SEV

EIL	=	Estimated Incurred Loss
PNP	=	Probability of Non-Performing
EXP	=	Exposure
SEV	=	Severity

EL = Estimated Incurred Loss. The estimated incurred loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

EXP = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

PNP = Probability of Non-Performing. This variable, expressed as a percentage, indicates the probability that a debtor will default in the next period. In order to calculate this, the Bank sub-divided this portfolio in the following way:

For each of these categories the Bank takes into account the client’s negative credit behavior in the system, positive credit information in the system, deposit relation with the Bank and the client’s sub-segment, which is in most cases a function of the size of the client or economic sector.

SEV = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for us for each segment. The severity mainly depends on if the client has a mortgage collateral and in what stage of non-performing or collections the client is in.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

ANNEX 2: BALANCE SHEET

Unaudited Balance Sheet	Dec-11	Dec-11	Dec-10	Dec. 11 / Dec. 10
	US$ths	Ch$ million		% Chg.

Assets
Cash and balances from Central Bank	5,368,888	2,793,701	1,762,198	58.5%
Funds to be cleared	531,285	276,454	374,368	(26.2)%
Financial assets held for trading	787,476	409,763	379,670	7.9%
Investment collateral under agreements to repurchase	24,845	12,928	170,985	(92.4)%
Derivatives	3,099,585	1,612,869	1,624,378	(0.7)%
Interbank loans	168,235	87,541	69,672	25.6%
Loans, net of loan loss allowances	32,330,945	16,823,407	15,175,975	10.9%
Available-for-sale financial assets	3,192,680	1,661,311	1,473,980	12.7%
Held-to-maturity investments	0	0	0	—%
Investments in other companies	16,773	8,728	7,275	20.0%
Intangible assets	155,163	80,739	77,990	3.5%
Fixed assets	294,146	153,059	154,985	(1.2)%
Current tax assets	71,592	37,253	12,499	198.0%
Deferred tax assets	283,951	147,754	117,964	25.3%
Other assets	1,050,197	546,470	640,937	(14.7)%
Total Assets	47,375,761	24,651,977	22,042,876	11.8%

Liabilities and Equity
Demand deposits	8,482,396	4,413,815	4,236,434	4.2%
Funds to be cleared	171,973	89,486	300,125	(70.2)%
Investments sold under agreements to repurchase	1,046,182	544,381	294,725	84.7%
Time deposits and savings accounts	17,144,449	8,921,114	7,258,757	22.9%
Derivatives	2,483,229	1,292,148	1,643,979	(21.4)%
Deposits from credit institutions	3,690,001	1,920,092	1,584,057	21.2%
Marketable debt securities	8,884,864	4,623,239	4,190,888	10.3%
Other obligations	339,385	176,599	166,289	6.2%
Current tax liabilities	2,879	1,498	1,293	15.9%
Deferred tax liability	10,214	5,315	5,441	(2.3)%
Provisions	442,568	230,290	235,953	(2.4)%
Other liabilities	766,747	398,977	261,328	52.7%
Total Liabilities	43,464,887	22,616,954	20,179,269	12.1%

Equity
Capital	1,712,891	891,303	891,303	0.0%
Reserves	99,047	51,539	51,539	0.0%
Unrealized gain (loss) Available-for-sale financial assets	5,442	2,832	(5,180)	—%
Retained Earnings:	2,028,535	1,055,548	894,136	18.1%
Retained earnings previous periods	1,443,238	750,989	560,128	34.1%
Net income	836,137	435,084	477,155	(8.8)%
Provision for mandatory dividend	(250,841)	(130,525)	(143,147)	(8.8)%
Total Shareholders' Equity	3,845,915	2,001,222	1,831,798	9.2%
Minority Interest	64,958	33,801	31,809	6.3%
Total Equity	3,910,873	2,035,023	1,863,607	9.2%
Total Liabilities and Equity	47,375,761	24,651,977	22,042,876	11.8%

Figures in US$ have been translated at the exchange rate of Ch$520.35

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

ANNEX 3: YEAR-TO-DATE INCOME STATEMENTS

YTD Income Statement Unaudited	Dec-11	Dec-11	Dec-10	Dec. 11 / Dec. 10
	US$ths.	Ch$ million		% Chg.

Interest income	3,399,126	1,768,735	1,412,983	25.2%
Interest expense	(1,530,576)	(796,435)	(473,264)	68.3%
Net interest income	1,868,550	972,300	939,719	3.5%
Fee and commission income	697,686	363,041	338,183	7.4%
Fee and commission expense	(163,746)	(85,205)	(74,601)	14.2%
Net fee and commission income	533,941	277,836	263,582	5.4%
Net income from financial operations	328,350	170,857	38,755	340.9%
Foreign exchange profit (loss), net	(147,324)	(76,660)	57,233	—%
Total financial transactions, net	181,026	94,197	95,988	(1.9)%
Other operating income	52,080	27,100	47,596	(43.1)%
Net operating profit before loan losses	2,635,597	1,371,433	1,346,885	1.8%
Provision for loan losses	(542,956)	(282,527)	(282,561)	(0.0)%
Net operating profit	2,092,641	1,088,906	1,064,324	2.3%
Personnel salaries and expenses	(539,277)	(280,613)	(250,265)	12.1%
Administrative expenses	(320,602)	(166,825)	(147,343)	13.2%
Depreciation and amortization	(102,750)	(53,466)	(49,403)	8.2%
Impairment	(223)	(116)	(4,925)	(97.6)%
Operating expenses	(962,852)	(501,020)	(451,936)	10.9%
Other operating expenses	(127,910)	(66,558)	(55,366)	20.2%
Total operating expenses	(1,090,762)	(567,578)	(507,302)	11.9%
Operating income	1,001,880	521,328	557,022	(6.4)%
Income from investments in other companies	4,113	2,140	1,171	82.7%
Income before taxes	1,005,992	523,468	558,193	(6.2)%
Income tax expense	(160,379)	(83,453)	(78,959)	5.7%
Net income from ordinary activities	845,614	440,015	479,234	(8.2)%
Net income discontinued operations	0	0	0	—%
Net income attributable to:
Minority interest	9,476	4,931	2,079	137.2%
Net income attributable to shareholders	836,137	435,084	477,155	(8.8)%

Figures in US$ have been translated at the exchange rate of Ch$520.35

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

ANNEX 4: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	4Q11	4Q11	3Q11	4Q10	4Q11 / 4Q10	4Q11 / 3Q11
	US$ths.	Ch$mn			% Chg.
Interest income	956,005	497,457	420,729	367,381	35.4%	18.2%
Interest expense	(448,373)	(233,311)	(188,672)	(135,516)	72.2%	23.7%
Net interest income	507,631	264,146	232,057	231,865	13.9%	13.8%
Fee and commission income	175,843	91,500	87,651	90,837	0.7%	4.4%
Fee and commission expense	(44,382)	(23,094)	(21,660)	(21,200)	8.9%	6.6%
Net fee and commission income	131,462	68,406	65,991	69,637	(1.8)%	3.7%
Net income from financial operations	33,289	17,322	102,133	(13,191)	—%	(83.0)%
Foreign exchange profit (loss), net	(2,681)	(1,395)	(79,132)	32,852	—%	(98.2)%
Total financial transactions, net	30,608	15,927	23,001	19,661	(19.0)%	(30.8)%
Other operating income	36,604	19,047	2,194	20,042	(5.0)%	768.1%
Net operating profit before loan losses	706,305	367,526	323,243	341,205	7.7%	13.7%
Provision for loan losses	(166,440)	(86,607)	(90,372)	(100,441)	(13.8)%	(4.2)%
Net operating profit	539,865	280,919	232,871	240,764	16.7%	20.6%
Personnel salaries and expenses	(140,738)	(73,233)	(73,884)	(65,344)	12.1%	(0.9)%
Administrative expenses	232,688	(44,747)	(41,041)	(37,600)	19.0%	9.0%
Depreciation and amortization	(26,574)	(13,828)	(13,354)	(13,176)	4.9%	3.5%
Impairment	(13)	(7)	(77)	(260)	(97.3)%	(90.9)%
Operating expenses	(253,320)	(131,815)	(128,356)	(116,380)	13.3%	2.7%
Other operating expenses	(48,023)	(24,989)	(12,156)	(9,403)	165.8%	105.6%
Total operating expenses	(301,343)	(156,804)	(140,512)	(125,783)	24.7%	11.6%
Operating income	238,522	124,115	92,359	114,981	7.9%	34.4%
Income from investments in other companies	897	467	546	(4)	—%	(14.5)%
Income before taxes	239,420	124,582	92,905	114,977	8.4%	34.1%
Income tax expense	(40,179)	(20,907)	(16,629)	(18,927)	10.5%	25.7%
Net income from ordinary activities	199,241	103,675	76,276	96,050	7.9%	35.9%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	2,986	1,554	1,123	2,178	-28.7%	38.4%
Net income attributable to shareholders	196,254	102,121	75,153	93,872	8.8%	35.9%

Figures in US$ have been translated at the exchange rate of Ch$520.35

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21